UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: May 21, 2008                         /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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May 21, 2008

Dear Shareholders and Investors:

IMA has organized a conference call for THURSDAY, MAY 22 AT 10:00 A.M. (PACIFIC TIME; SEE CALL-IN DETAILS AT THE END OF THIS LETTER) giving you the opportunity to listen to a presentation on the Hushamu project followed by a question and answer session. As a preamble to the conference call, below is a brief summary of the Hushamu asset with a comparative table comparing Hushamu to high profile and economic projects located in British Colombia.

HUSHAMU ASSET:

230.9 MILLION TONNES OF MEASURED AND INDICATED RESOURCE CONTAINING:
         2.08 MILLION OUNCES OF GOLD
         1.39 BILLION POUNDS OF COPPER
         UNDEFINED MOLYBDENUM, RHENIUM, AND SILVER CREDITS
AND
53 MILLION TONNES OF INFERRED RESOURCE
         0.6 MILLION OUNCES OF GOLD
         0.33 BILLION POUNDS OF COPPER
         UNDEFINED MOLYBDENUM, RHENIUM, AND SILVER CREDITS

|X| IMA HAS AN OPTION TO EARN UP TO 70% FOR A WORK INVESTMENT OF $19 MILLION OVER 4 YEARS, OF WHICH ONLY 10% IS COMMITTED IN YEAR 1.
|X|      IMA BELIEVES THE EXPLORATION POTENTIAL IS EXCELLENT

         Table 1 - Hushamu asset compared to comparable projects in BC:

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                                          COPPER
                                        EQUIVALENT
PROPERTY         TONNES                   GRADE*     COMMENTS
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HUSHAMU          230.9 MILLION            0.62%
                 MEASURED AND                         STRONG EXPLORATION UPSIDE
                 INDICATED RESOURCE
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HUSHAMU          53 MILLION               0.65%
                 INFERRED RESOURCE                    STRONG EXPLORATION UPSIDE
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Kemess South     51.8 million             0.42%       Producing
                 Proven Reserve                       Strong 2007 profits
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                 334 million                          Management made go
Mt Milligan      Proven and Probable     0. 45%       forward production
                 Reserve                              decision May 2008
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                 227.5 million
Copper Mountain  Measured and             0.37%       Beginning Feasibility
                 Indicated Resource
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*   pricing used to calculate copper equiv is based on Canaccord-Adams long term estimate: $1.75 Cu/lb, $30 Mo/lb, $700 Au/oz, $12.5 Ag/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%


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                                      -2-



The preceding Table 1 comparisons indicate that Hushamu has similar or superior size and grade when compared to the above projects which are near to or are producing mines in British Columbia.

There are 20 plus new drill targets existing within Hushamu. A very compelling gold target called NW Expo intersected 204 metres of 0.74 g/t gold and 182 metres of 0.58 g/t gold in a separate drillhole during the 2007 drilling program completed by Western Copper. Surface outcrops identify similar alteration in a zone approximately 200 metres wide by 1500 metres long. This is a very significant target adding greatly to the project upside potential especially when combined with other untested targets. The NW Expo zone will be a focus of the 2008 drilling program. Our technical team has high expectations for the exploration potential of the Hushamu project.

FOUR YEAR OUTLOOK:

Gold and moly will potentially be large contributors to the project's value during the next four years of the 70% earn in option with Western Copper. IMA's exploration technical team (as operator) led by Dr. Greg Myers will advance Hushamu toward feasibility study executing infill drilling and testing in excess of 20 existing known targets.

Shareholders should be looking forward to an exciting exploration campaign thus creating an excellent potential investment. The merger and acquisition team will continue to search for additional projects of value in North and South America.

We thank you for the continued support I look forward to you joining us for the conference call.

Sincerely,

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

IMPORTANT NOTICE RE CONFERENCE CALL: IMA'S Management and Technical Team will be hosting a conference call for shareholders and analysts on Thursday, May 22, 2008 at 10:00 a.m. Pacific Time, 1 pm Eastern Time, featuring a technical overview of the Hushamu Project. To participate in the call, dial 1-866-400-3310 North American Toll-Free, or 416-850-9144 for local Toronto and international calls. Please phone in approximately ten minutes prior to the time of the call.

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.


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